UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-189494

GRAFTECH INTERNATIONAL LTD.

and the co-Registrants listed on Schedule A

(Exact name of registrant as specified in its charter)

Suite 300 Park Center I

6100 Oak Tree Boulevard

Independence, Ohio 44131

(216) 676-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.375% Senior Notes due 2020

Guarantees of 6.375% Senior Notes due 2020 by the Guarantors

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: sixty-nine (69)

EXPLANATORY NOTE

The co-registrants listed on Schedule A are guarantors of the securities covered by this Form 15. The co-registrants are exempt from the reporting requirements under Section 15(d) pursuant to Exchange Act Rule 12h-5. For purposes of clarity, the co-registrants have filed this Form 15. This Form 15 is not intended as an admission that the co-registrants were previously subject to the reporting requirements under Exchange Act Section 15(d) or that Exchange Act Rule 12h-5 was not applicable.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the undersigned registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GRAFTECH INTERNATIONAL LTD.

Date: January 12, 2016	By:	/s/ Quinn J. Coburn
Quinn J. Coburn
Vice President Finance, Treasurer and Chief Financial Officer

GRAFTECH USA LLC

SEADRIFT COKE L.P.

GRAFTECH FINANCE INC.

GRAFTECH GLOBAL ENTERPRISES INC.

GRAFTECH INTERNATIONAL HOLDINGS INC.

GRAFTECH DE LLC

GRAFTECH SEADRIFT HOLDING CORP.

GRAFTECH INTERNATIONAL TRADING INC.

GRAFTECH TECHNOLOGY LLC

GRAFTECH NY INC.

GRAPHITE ELECTRODE NETWORK LLC

FIBER MATERIALS INC.

Date: January 12, 2016	By:	/s/ Quinn J. Coburn
Quinn J. Coburn Vice President and Treasurer

INTERMAT

Date: January 12, 2016	By:	/s/ David R. Loper
David R. Loper
President

Schedule A

Table of Co-Registrants

Exact name of registrant as specified in its charter (1)	State or other jurisdiction of incorporation or organization	Commission File Number
GrafTech Technology LLC	Delaware	333-189494-01
GrafTech International Trading Inc.	Delaware	333-189494-02
GrafTech International Holdings Inc.	Delaware	333-189494-03
GrafTech Global Enterprises Inc.	Delaware	333-189494-04
GrafTech Finance Inc.	Delaware	333-189494-05
GrafTech DE LLC	Delaware	333-189494-06
GrafTech USA LLC	Delaware	333-189494-07
Seadrift Coke L.P.	Delaware	333-189494-08
Graphite Electrode Network LLC	Delaware	333-189494-09
Intermat	Maine	333-189494-10
GrafTech Seadrift Holding Corp.	Delaware	333-189494-11
GrafTech NY Inc.	New York	333-189494-12
Fiber Materials Inc.	Delaware	333-189494-13

(1)	Address, including zip code, and telephone number, including area code, of the principal executive offices of each subsidiary guarantor listed in Schedule A is Suite 300 Park Center I, 6100 Oak Tree Boulevard, Independence, Ohio 44131, and the telephone number is (216) 676-2000.